SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended        December 31, 2000
                         --------------------------------------------------
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                                    Commission File Number 000-
                                                           -----------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              Savings Bank of the Finger Lakes 401(k) Savings Plan

         B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                           Finger Lakes Bancorp, Inc.
                               470 Exchange Street
                           Geneva, New York 14456-0353


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SUMMARY ANNUAL REPORT

FOR SAVINGS BANK OF THE FINGER LAKES, FSB 401(K) SAVINGS PLAN


This is a summary of the annual report for the SAVINGS BANK OF THE FINGER LAKES, FSB 401(k) SAVINGS PLAN, EIN 16-1455201, Plan No. 002, for the period January 1, 2000 through December 31, 2000. The annual report has been filed with the Pension and Welfare Benefits Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $192,604. These expenses included $1,049 in administrative expenses and $191,555 in benefits paid to participants and beneficiaries. A total of 79 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $777,347 as of December 31, 2000, compared to $867,533 as of January 1, 2000. During the plan year the plan experienced a decrease in its net assets of $90,186. This decrease includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $102,418 including employee contributions of $109,978 and earnings from investments of $(7,560).

Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

        1.     financial information;
        2.     assets held for investment; and
        3. information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates.

To obtain a copy of the full annual report, or any part thereof, write or call SAVINGS BANK OF THE FINGER LAKES, FSB, 470 EXCHANGE STREET, GENEVA, NY 14456-0353, (315) 789-3838.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan (SAVINGS BANK OF THE FINGER LAKES, FSB, 470 EXCHANGE STREET, GENEVA, NY 14456-0353) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to:
Public Disclosure Room, Room N5638, Pension and Welfare Benefits Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              SAVINGS BANK OF THE FINGER LAKES
                                              401(k) SAVINGS PLAN



Date:   June 21, 2001                         By: /s/ Terry L. Hammond
                                                 -------------------------------
                                                   Name:  Terry L. Hammond
                                                   Title: Senior Vice President,
                                                          Plan Administrator